

# Statement of Financial Condition

**December 31, 2023**

With Report of Independent Registered Public Accounting Firm.

The Company's audited Statement of Financial Condition as of December 31, 2023, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Advisors, LLC., 800 N. Brand Blvd., 16th Floor, Glendale, CA 91203 or at the office of the Securities and Exchange Commission, Chicago, IL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-30706 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U.S. Bancorp Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 N Brand Blvd., 16th Floor
(No. and Street)

| Glendale | California | 91203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Shannon K. Clark | 800-888-4700 | usbancorpinvestments@usbank.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| 1828 Walnut Street, Suite 04-100 | Kansas City | Missouri | 64108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Shannon K. Clark, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U.S. Bancorp Advisors, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA R DAMAN
Notary Public - Notary Seal
State of Missouri
Commission Number 12391813
My Commission Expires Sep 6, 2024

Signature: Shannon K. Clark

Title:
Chief Financial Officer, VP

Amanda R Daman
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

U.S. Bancorp Advisors, LLC

Statement of Financial Condition

Year Ended December 31, 2023

## Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, MO, 64108

Tel: +1 816 480 5200
ey.com

**Report of Independent Registered Public Accounting Firm**

To the Member and the Board of Managers of U.S. Bancorp Advisors, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Advisors, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since 2023.

February 28, 2024

# U.S. Bancorp Advisors, LLC

## Statement of Financial Condition
*(In Thousands)*

December 31, 2023

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 21,860 |
| Deposit with clearing organizations | | 22,828 |
| Receivables from clearing organizations, net | | 373 |
| Receivables from affiliates | | 425 |
| Bank sweep deposit fee receivable | | 3,352 |
| Securities owned, at fair value | | 99,948 |
| Deferred tax asset | | 2,808 |
| Other assets | | 1,587 |
| Total assets | $ | 153,181 |
| | | |
| **Liabilities** | | |
| Payables to affiliates | $ | 1,335 |
| Accrued compensation and benefits | | 5,033 |
| Other liabilities and accrued expenses | | 870 |
| Total liabilities | | 7,238 |
| | | |
| **Member's equity** | | 145,943 |
| | | |
| Total liabilities and member's equity | $ | 153,181 |

*See accompanying notes.*

# U.S. Bancorp Advisors, LLC

## Notes to Statement of Financial Condition
*(Dollars in Thousands)*

### December 31, 2023

## 1. Organization

Effective October 20, 2023, UnionBanc Investment Services, LLC changed the entity name to U.S. Bancorp Advisors, LLC (the "Company"). The Company, a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a single member limited liability company and has only one reportable segment. The Company provides services to retail and institutional clients in several core product areas including annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

**2. Summary of Significant Accounting Policies (continued)**

**Cash**

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and cash on deposit with the Company's clearing organization, which is not segregated and deposited for regulatory purposes. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents or restricted cash recorded as of December 31, 2023.

See Note 4, "Cash," for further information regarding cash balances.

**Deposit with Clearing Organizations**

Deposit with clearing organizations represents cash held at the clearing organizations for trading purposes.

**Receivables from Clearing Organizations, Net**

Receivables from clearing organizations, net represents the net amount of receivables and payables for unsettled regular-way trades.

See Note 5, "Receivables from Clearing Organizations, Net," for further information regarding net balance.

**Securities Owned**

The Company's securities owned are recorded in the Statement of Financial Condition on a trade-date basis at fair value. Gains and losses are determined on a first-in-first-out basis. Interest associated with financial instruments owned, at fair value, is accrued as interest receivable in other assets on the Statement of Financial Condition.

See Note 6, "Fair Value," for further information regarding securities owned.

## 2. Summary of Significant Accounting Policies (continued)

### Receivables from and Payables to Affiliates

Receivables from affiliates includes any amounts owed to the Company for reimbursement of expenses incurred from affiliates. Payables to affiliates represents expenses incurred by the affiliate that are allocated to the Company in connection with providing retail and institutional brokerage functions.

### Income Taxes

The Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate taxpayer. State current and deferred income taxes are recognized pursuant to the Company's tax sharing agreement. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

See Note 9, "Income Taxes," for further information regarding income taxes.

### Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent and the Company has recorded a pension liability in the payables to affiliates section of the Statement of Financial Condition.

**3. Accounting Changes and Recently Issued Accounting Standards**

**Reference Interest Rate Transition**

In March 2020, the Financial Accounting Standards Board issued accounting guidance, providing temporary optional expedients and exceptions to the guidance in United States generally accepted accounting principles on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. Under the guidance, a company can elect not to apply certain modification accounting requirements to contracts affected by reference rate transition, if certain criteria are met. A company that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. This guidance also permits a company to elect various optional expedients that would allow it to continue applying hedge accounting for hedging relationships affected by reference rate transition, if certain criteria are met. The guidance is effective upon issuance and generally can be applied through December 31, 2024. The Company is in process of evaluating and applying, as applicable, the optional expedients and exceptions in accounting for eligible contract modifications, eligible existing hedging relationships and new hedging relationships available through December 31, 2024. The adoption of this guidance has not had, and is expected to continue not to have, a material impact on the Company's Statement of Financial Condition.

**Income Taxes – Improvements to Income Tax Disclosures**

In December 2023, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2024, related to income tax disclosures. This guidance requires additional information in income tax rate reconciliation disclosures and additional disclosures about income taxes paid. The guidance is required, at a minimum, to be adopted on a prospective basis, with an option to apply it retrospectively. The Company expects the adoption of this guidance will not be material to its Statement of Financial Condition.

*(Dollars in Thousands)*

## 4. Cash

The following table provides a reconciliation of cash within the Statement of Financial Condition presented at December 31, 2023:

| | | |
|---|---|---|
| Cash held at USBNA | $ | 2,092 |
| Cash on deposit with clearing organization | | 19,768 |
| Total cash | $ | 21,860 |

## 5. Receivables from Clearing Organizations, Net

At December 31, 2023, the receivables from clearing organizations, net balance consists of the following:

| | Receivables | | Payables | | Receivables from Clearing Organizations, Net | |
|---|---|---|---|---|---|---|
| Unsettled Trades | $ | 65,227 | $ | (64,854) | $ | 373 |

## 6. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

U.S. Bancorp Advisors, LLC

Notes to Statement of Financial Condition (continued)
*(Dollars in Thousands)*

**6. Fair Value (continued)**

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

*Level 1* – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

*Level 2* – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

*Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 assets or liabilities at December 31, 2023.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| U.S. government securities | $ 97,725 | $ - | $ – | $ 97,725 |
| Municipal securities | - | 2,223 | – | 2,223 |
| Total assets measured at fair value on a recurring basis | $ 97,725 | $ 2,223 | $ – | $ 99,948 |

U.S. Bancorp Advisors, LLC

Notes to Statement of Financial Condition (continued)
*(Dollars in Thousands)*

### 6. Fair Value (continued)

Certain financial assets that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets are classified as either Level 1 or Level 2 within the fair value hierarchy. Level 1 includes cash and cash equivalents and deposits with clearing organizations. Level 2 includes receivable from clearing organizations, net.

### 7. Other Assets

At December 31, 2023, the Company's other assets were as follows:

| | | |
|---|---|---:|
| Prepaid expenses | $ | 471 |
| Federal tax receivable | | 207 |
| Accrued interest receivable | | 66 |
| Other assets | | 843 |
| Total other assets | $ | 1,587 |

### 8. Other Liabilities and Accrued Expenses

At December 31, 2023, the Company's other liabilities were as follows:

| | | |
|---|---|---:|
| Accounts payable | $ | 681 |
| State taxes payable | | 189 |
| Total other liabilities and accrued expenses | $ | 870 |

*(Dollars in Thousands)*

## 9. Income Taxes

The components of the Company's net deferred tax asset at December 31, 2023, were:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Accrued compensation | $ | 851 |
| Goodwill and other intangible assets | | 116 |
| Accrued pension and retirement benefits | | 79 |
| Fixed assets | | 62 |
| State deferreds | | 1,700 |
| Deferred tax asset | $ | 2,808 |

The Company did not recognize a valuation allowance against its deferred income tax assets at the beginning or end of 2023 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. This Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations be tax authorities for open tax years of the former Parent before 2021.

## 10. Contingencies, Commitments, and Risks

### Legal Contingencies

The Company is subject to various litigation and periodic regulatory examinations, inquiries and investigations related to its securities business. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various litigations and regulatory matters will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves as needed for potential losses that are probable and can be reasonably estimated.

Notes to Statement of Financial Condition (continued)
*(Dollars in Thousands)*

**10. Contingencies, Commitments, and Risks (continued)**

**Other Commitments**

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

The Company participates in a clearing agreement with National Financial Services ("NFS"), a wholly owned subsidiary of Fidelity Investments. Under the terms of the NFS agreement, NFS acts as a clearing agent and carries the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade clearing function performed on its behalf. In addition, the Company is responsible for the collection of margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin.

Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS. There were no outstanding items as of and for the year-ended December 31, 2023.

## 10. Contingencies, Commitments, and Risks (continued)

### Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2023, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

## 11. Employee Benefits and Stock-Based Compensation

### Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives.  Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

## 11. Employee Benefits and Stock-Based Compensation (continued)

### Pension Plan

The Parent has a tax qualified noncontributory defined benefit pension plan covering prior Mitsubishi UFJ Financial Group, Inc. (MUFG) eligible employees: the U.S. Bank MUFG Pension Plan ("MUB Plan"). Participants in the MUB Plan receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age. Participants also receive an annual interest credit. The plan was closed to new participants effective December 1, 2022, and existing participants became vested effective January 1, 2023. As of the end of day December 31, 2023, the MUB Plan was split and merged into the U.S. Bank Pension Plan and the U.S. Bank Legacy Pension. Participants were allocated into the plans based on their active or retiree status.

In addition to the funded qualified pension plan, the Parent maintains a non-qualified plan that is unfunded and provides benefits to certain prior MUFG eligible employees.

The Company reimburses USBNA for the pension plans upon a plan contribution. The amounts allocated to the Company are collected by the Parent for ultimate contribution to the plan.

### Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to certain eligible active prior MUFG employees of the Company. The Parent also provides the U.S. Bank MUFG Retiree Health Reimbursement Account Plan for prior MUFG post-65 Medicare eligible retirees and eligible post-65 dependents to obtain reimbursement of eligible health expenses on a nontaxable basis from their Retiree Health Reimbursement Account (HRA). The Company reimburses USBNA for the active welfare plan and receives payment for the postretirement welfare plan when expense is allocated.

*(Dollars in Thousands)*

## 11. Employee Benefits and Stock-Based Compensation (continued)

### Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

## 12. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("SEC Rule 15c3-1"). The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital of $250. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2023, net capital under SEC Rule 15c3-1 was $137,725 and $137,475 in excess of the minimum required net capital.

## 13. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.